21001551

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 08 2021
Washington DC
415

SEC FILE NUMBER
8-49740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/20 (MM/DD/YY) AND ENDING 01/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.W. Sherwold Associates, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22994 El Toro Road
(No. and Street)

Lake Forest (City) California (State) 92630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W. Sherwold 949 470-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gary W. Sherwold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.W. Sherwold Associates, Inc., as of January 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

THOMAS P. FLYNN II
COMM.# 2268472
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC. 16, 2022

State of CALIFORNIA
County of ORANGE
Subscribed and sworn to (or affirmed) before me on this 1ST day of APRIL, 2021 by GARY W. SHERWOLD proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Thomas P. Flynn II, Notary Public

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of G. W. Sherwold Associates, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of G. W. Sherwold Associates, Inc. (the "Company") as of January 31, 2021, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
April 01, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

G. W. Sherwold Associates, Inc.
Statement of Financial Condition
January 31, 2021

Assets

Cash	$ 696,097
Commission receivable	66,825
Property and equipment, net	-
Total assets	$ 762,922

Liabilities and Stockholder's Equity

Liabilities

Unearned advisory fees	$ 59,155
Pension payable	73,500
Payroll taxes and liabilities payable	4,782
Total liabilities	137,437

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 1,010 shares issued and outstanding	1,010
Additional paid-in capital	9,552
Retained earnings	614,923
Total stockholder's equity	625,485
Total liabilities and stockholder's equity	$ 762,922

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Income
For the Year Ended January 31, 2021

Revenues	
Advisory income	$ 1,058,317
Commissions	606,611
Other income	32
Total revenues	1,664,960
Expenses	
Employee compensation and benefits	914,513
Administrative fees	145,866
Occupancy and equipment rental	253,292
Professional fees	38,819
Other operating expenses	197,326
Total expenses	1,549,816
Net income from operations before income taxes	115,144
Other income and expenses	
Forgiveness of PPP loan	51,769
Total other income and expenses	51,769
Net income before income taxes	166,913
Income tax provision	12,950
Net income	$ 153,963

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended January 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 31, 2020	$ 1,010	$ 9,552	$ 460,960	$ 471,522
Net income	-	-	153,963	153,963
Balance at January 31, 2021	$ 1,010	$ 9,552	$ 614,923	$ 625,485

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Cash Flows
For the Year Ended January 31, 2021

Cash flow from operating activities:		
Net income		$ 153,963
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 3,945	
(Increase) decrease in assets:		
Commission receivable	(66,825)	
Forgiveness of PPP loan	(51,769)	
Increase (decrease) in liabilities:		
Payroll taxes liabilities payable	4,278	
Accounts payable and accrued expenses	1,177	
Pension payable	(18,500)	
Total adjustments		(127,694)
Net cash provided by (used in) operating activities		26,269
Cash flow from investing activities:		-
Cash flow from financing activities:		
PPP loan		51,769
Net cash provided by financing activities:		51,769
Net increase (decrease) in cash		78,038
Cash at beginning of year		618,059
Cash at end of year		$ 696,097
Supplemental disclosure of Cash Flow Information:		
Interest Paid		0
Income Taxes Paid		$ 12,950

Non-cash activities:
During the year the company received a PPP loan which was then fully forgiven in the amount of $51,769

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

G. W. Sherwold Associates, Inc. (the "Company") was incorporated in the State of California on April 14, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEA"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including the sale of variable life annuities and mutual funds. The Company conducts the majority of its activities with customers located in Southern California.

The Company earns commissions by referring client transactions in mutual funds, variable life insurance or annuities, and other financial products and services. The Company introduced all of its securities transactions on a "subscription way basis", whereby all customers' securities applications and checks are submitted directly to the mutual fund company or variable annuity provider. Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company. As of January 31, 2021, there were $66,825 in commission receivables from mutual fund and/or variable annuity providers.

The Company also earns minor annual trailing commissions and is responsible for minor ongoing client relations duties, which are recorded in those periods as the services are performed.

The Company is also registered with U. S. Securities and Exchange Commission as a Registered Investment Advisor, and earns advisory fees for the continuous on-going management of securities portfolios. Advisory fee income is recognized in the period earned. The Company does not hold client assets, and advisory fee income is paid to the Company on a quarterly basis by the custodian of an advisory client's account by prior client authorization. Collections received prior to services rendered are recorded as unearned advisory fees.

The Company has a sub-clearing agreement with Shareholders Services Group to facilitate clearing through Pershing LLC.

The Company is affiliated through common ownership with Associated Suites, Ltd. ("Associated").

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Advertising and marketing costs are expensed as incurred. For the year ended January 31, 2021, the Company included $3,648 of advertising and marketing costs in other operating expenses.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

The Company has no arrangements subject to ASC 842 therefore adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended January 31, 2021.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Leasehold improvements	$ 194,819	6
Computers	94,168	4
Furniture & Equipment	159,720	6
Sign	9,510	6
Total cost of property and equipment	458,217	
Less: accumulated depreciation	(458,217)	
Property and equipment, net	$ 0	

Depreciation expense for the year ended January 31, 2021 was $3,945.

Note 3: INCOME TAXES

The income tax expense is composed of the following:

	Current	Deferred	Total
Federal	$ 8,862	$ -	$ 8,862
State	4,088	-	4,088
Total income tax expense	$ 12,950	$ -	$ 12,950

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of January 31, 2021, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: RETIREMENT PLAN

The Company has a defined contribution plan ("Plan") covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan does not provide for matching contributions from the employer, but the employer may make an annual discretionary contribution to the Plan. For the year ended January 31, 2021, the Company declared a $73,500 contribution under this plan.

Note 5: RELATED PARTY TRANSACTIONS

In December of 2006, the Company entered into a service agreement with Associated for certain business management services for the Company. During the year ended January 31, 2010, the Company also entered into an expense sharing agreement whereby the Company reimburses Associated for certain administrative services. Under these agreements, for the year ended January 31, 2021, the Company paid $145,866 for administrative fees which is reflected on the Statement of Income.

The Company also has a month-to-month office lease agreement with Associated. Total occupancy expense for the year ended January 31, 2021, was $244,900.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The Company deposits its cash in creditworthy financial institutions, and the Company believes it is not exposed to significant credit risk on these amounts.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk default depends of the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office equipment under a sixty month, non-cancellable lease commencing in September of 2016.

At January 31, 2021, the minimum annual payment moving forward is:

Year Ending January 31, 2022:	$ 3,661
Total:	$ 3,661

During the year ended January 31, 2021, the Company paid $8,392 for leased equipment.

Note 8: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last a substantiated period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 9: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" of "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated in the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending January 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2021, the Company had net capital of $625,485 which was $616,323 in excess of the required net capital of $9,162; and the Company's ratio of aggregate indebtedness ($137,437) to net capital was 0.22 to 1, which is less than the 15 to 1 maximum allowed.

Note 11: PPP LOAN FORGIVENESS

The Company received a PPP loan on May 8, 2020 in the amount of $51,769. As of December 28, 2020, the loan was forgiven and the Company recorded the forgiveness as other income on the Statement of Income for the year ended January 31, 2021.

For State tax purposes, California has proposed AB 80, a bill regarding the deductibility of expenses forgiven funds were used for. Although state officials have announced their agreement on the relief package for those suffering the most significant economic hardship from the COVID-19 recession, AB 80 has not passed. These financial statements contain no adjustments for the eventual passing or not of AB 80.

G. W. Sherwold Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to SEA Rule 15c3-1
As of January 31, 2021

Computation of net capital

Common stock	$ 1,010	
Additional paid-in capital	9,552	
Retained earnings	614,923	
Total stockholder's equity		$ 625,485
Net capital		625,485

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness ($137,437)	$ 9,162	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		9,162
Excess net capital		$ 616,323
Ratio of aggregate indebtedness to net capital		0.22 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Part IIA Form X-17A-5 report dated January 31, 2021.

See report of independent registered public accounting firm

G. W. Sherwold Associates, Inc.
Schedule II - Computation for Determination of the Reserve Requirements Pursuant to SEA Rule 15c3-3
As of January 31, 2021

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities Exchange Act of 1934. In addition, the Company conducts advisory services and direct sale of mutual funds whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

G. W. Sherwold Associates, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to SEA Rule 15c3-3
As of January 31, 2021

The Company is exempt from the computation of possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities Exchange Act of 1934. In addition, the Company conducts advisory services and direct sale of mutual funds whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See report of independent registered public accounting firm

G. W. Sherwold Associates, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended January 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Stockholder of G. W. Sherwold Associates, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) G. W. Sherwold Associates, Inc., identified the following provisions of 17 C.F.R. § 15c3- 3(k) under which G. W. Sherwold Associates, Inc. claimed an exemption from 17 C.F.R.§240.15c3-3: (2)(ii) and the Non-Covered Firm provision, and (2) G. W. Sherwold Associates, Inc. stated that G. W. Sherwold Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year ended January 31, 2021, without exception. G. W. Sherwold Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about G. W. Sherwold Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
April 1, 2021

G. W. Sherwold Associates, Inc.
A Registered Investment Advisory Firm
Estate & Financial Planning

Assertions Regarding Exemption Provisions

This is to certify that, to the best of my knowledge and belief:

G.W. Sherwold Associates, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-S(d)(l) and (4). To the best of its knowledge and belief Broker Dealer states the following:

G.W. Sherwold Associates, Inc. claimed an exemption under provision 17 C.F.R. section 240. 15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

G.W. Sherwold Associates, Inc. claimed an exemption as a Non-Covered Firm for advisory services and direct sale of mutual funds. G.W. Sherwold Associates, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB account (as defined in Rule 15c3-3).

G.W. Sherwold Associates, Inc. met the identified provisions throughout the most recent fiscal year without exceptions.

G.W. Sherwold Associates, Inc.

By: ______________________

G. W. Sherwold Associates, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended January 31, 2021

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of G. W. Sherwold Associates, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by G. W. Sherwold Associates, Inc. and the SIPC, solely to assist you and SIPC in evaluating G. W. Sherwold Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended January 31, 2021. G. W. Sherwold Associates, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended January 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended January 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on G. W. Sherwold Associates, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended January 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of G. W. Sherwold Associates, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
April 1 2021

G. W. Sherwold Associates, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended January 31, 2021

		Amount
Total assessment	$	1,587
SIPC-6 general assessment Payment made on 8/3/2020		(772)
SIPC-7 general assessment Payment made on 2/04/2021		(815)
Total assessment balance **(overpayment carried forward)**	$	-